





Azure Printed Homes
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Building the future, one printed home at a time.

Join Azure Printed Homes CEO Gene Eidelman for an exclusive Investor Q&A as he shares how they're reshaping construction:

✓ Complete home shells printed in 24 hours
✓ $62M order pipeline + $5M+ revenue
✓ 30% cost reduction vs. traditional construction

Discover their proprietary 3D printing technology, growth strategy, and plans to scale production to meet surging demand.

📅 Feb 24, 2026
⏰ 01:30 PM PST
🔗 Register: https://lnkd.in/eY_abKfX

MicroVentures / StartEngine / Netcapital / Wefunder

"BUILT TO SCALE."
JOIN OUR WEBINAR
TO LEARN HOW 3D PRINTING IS TRANSFORMING REAL ESTATE DEVELOPMENT
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